375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

June 18, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Live Current Media Inc. Amendment No. 4 to Registration Statement on Form S-1 Filing Date: May 24, 2010 File No.: 333-158951

Dear Mr. Owings:

This letter is in response to the verbal comments received by our legal counsel from Robert Errett, Esq. on May 27, 2010.  We have also filed Amendment No. 5 to the Registration Statement (the “Amendment”).

Mr. Errett indicated that we would be required to file an updated legal opinion.  The opinion has been included as exhibit 5 to the Amendment.

Mr. Errett also indicated that our response to comment number 5 in your letter dated May 6, 2010 needed to be expanded.  Specifically, he indicated that the information included in Note 19 to our consolidated financial statements for the fiscal years ended December 31, 2009 and 2008 was not consistent with the disclosure on page 17 regarding the plans to transfer the business of Perfume.com to our Delaware subsidiary.  He also asked that we explain in more detail why we intended to make the transfer.  Therefore, we have revised the disclosure at pages 17, 61 and F-60 to respond to this comment.

We have also amended the discussion in the section titled “Legal Proceedings” to indicate that we and two of our directors have been served with the complaint filed by Messrs. David Jeffs and Richard Jeffs and we have included information in the prospectus relating to recent changes to our management structure.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
June 18, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

LIVECURRENT MEDIA INC.

By: /s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Executive Officer

cc:           Robert Babula, Andrew Mew, Robert W. Errett, Ellie Bavaria